

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 30, 2007

<u>Via U.S. Mail and Fax</u>
Mr. William R. Shane
Chief Financial Officer
Stonemor Partners L.P.
155 Rittenhouse Circle
Bristol, PA 19007

> **RE: Stonemor Partners L.P.**
> **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2006**
> **Filed March 19, 2007 and April 30, 2007, respectively**
> **File No. 0-50910**

Dear Mr. Shane:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director